                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             ----------------------

                                   FORM 11-K

                            ----------------------

(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] For the fiscal year ended March 31, 1999

                                      OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] For the transition period from____to____

                         Commission file number 1-8158

                            ----------------------

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  THE VARCO 1980 EMPLOYEE STOCK PURCHASE PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

                           VARCO INTERNATIONAL, INC.
                           743 NORTH ECKHOFF STREET
                           ORANGE, CALIFORNIA 92868

This annual report on Form 11-K relates to the Varco 1980 Employee Stock Purchase Plan (the "Plan") of Varco International, Inc. (the "Company").

ITEM 1. CHANGES IN THE PLAN
----------------------------

No changes were made to the Plan during the fiscal year ended March 31, 1999.

ITEM 2. CHANGES IN THE INVESTMENT POLICY
----------------------------------------

No changes were made during the fiscal year with respect to investment policy.

ITEM 3. CONTRIBUTIONS UNDER THE PLAN
------------------------------------

There have been no Company contributions to the Plan since the effective date of the Plan on April 1, 1980.

ITEM 4. PARTICIPATING EMPLOYEES
-------------------------------

There were approximately 1,167 participating employees in the Plan on March 31, 1999.

ITEM 5. ADMINISTRATION
----------------------

(a) The Plan is administered by the Compensation Committee of the Company's Board of Directors (the "Committee"). For the Plan year ended March 31,1999, the members of the Committee and their positions with the Company and its affiliates were:

     Member                         Position
     ------                         --------
     James D. Woods                 Director of the Company
     Jack W. Knowlton               Director of the Company
     Robert A. Teitsworth           Director of the Company

     The address of each member listed above is c/o Varco International, Inc. 743 North Eckhoff Street, Orange, California 92868.

(b) During the fiscal year ended March 31, 1999, no compensation was received from the Plan by any of the members of the Committee.

ITEM 6. CUSTODIAN OF INVESTMENTS
--------------------------------

The Company is the custodian of funds received in respect of contributions by employees under the Plan. The Company receives no compensation from the Plan. Under the provisions of the Plan all funds received or held by the Company under the Plan are included in the general funds of the Company free of any trust or other restrictions, and may be used for any corporate purpose. Pursuant to the Plan no interest on funds contributed under the Plan is paid or credited to participants' accounts.

ITEM 7. REPORTS TO PARTICIPATING EMPLOYEES
------------------------------------------

Participating employees are furnished a semi-annual statement reflecting the number of shares of the Company's Common Stock purchased for such employees' accounts during the most recent period of the Plan and the balance remaining in the participation account to be refunded to such employees.

ITEM 8. INVESTMENT OF FUNDS
---------------------------

All funds received or held by the Company under the Plan are included in the general funds of the Company. Reference is made to Item 6 hereof.

ITEM 9. FINANCIAL STATEMENTS AND EXHIBITS
-----------------------------------------

                                                         PAGE NO.
                                                         --------
(a)  Financial Statements

     Report of Independent Auditors                        F-1
     Statements of Financial Condition                     F-2
     Statements of Changes in Plan Equity                  F-3
     Notes to Financial Statements                         F-4
     Schedules -- Schedules I, II, and III have
           been omitted because they are not
           applicable.

(b)  Exhibits

     Exhibit 23, Consent of Independent Auditors           F-5

SIGNATURE
---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of the Board of Directors of Varco International, Inc. has duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

THE VARCO 1980 EMPLOYEE STOCK PURCHASE PLAN

     /s/ Donald L. Stichler

     Donald L. Stichler
     Vice President
     Controller-Treasurer and Secretary
     June 28, 1999

REPORT OF INDEPENDENT AUDITORS

Compensation Committee of the Board of Directors
Varco International, Inc.
Orange, California

We have audited the accompanying statements of financial condition of The Varco 1980 Employee Stock Purchase Plan (the "Plan") as of March 31, 1999 and 1998, and the related statements of changes in Plan equity for each of the three years in the period ended March 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Varco 1980 Employee Stock Purchase Plan as of March 31, 1999 and 1998 and the changes in Plan equity for each of the three years in the period ended March 31, 1999, in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP

Orange County, California
June 11, 1999

STATEMENTS OF FINANCIAL CONDITION

THE VARCO 1980 EMPLOYEE STOCK PURCHASE PLAN


                                                        March 31,
                                                        ---------
                                                     1999      1998
                                                     ----      ----
Plan Assets:
     Accounts receivable from Varco
     International, Inc.                          $1,303,951  $929,540
                                                  ==========  ========
Plan Liabilities and Equity:
     Obligations to purchase Varco
     International, Inc. Common
     Stock                                        $1,303,951   $929,540

Plan Equity                                              ---        ---
                                                  ----------   --------
Total Plan Liabilities and Equity                 $1,303,951   $929,540
                                                  ==========   ========

See notes to financial statements.

STATEMENTS OF CHANGES IN PLAN EQUITY

THE VARCO 1980 EMPLOYEE STOCK PURCHASE PLAN

                                           Year Ended March 31,
                                     1999         1998         1997
                                  ----------   ----------   ----------

Plan Income:
     Employees' contribution      $2,448,452   $1,653,205     $998,333

Plan Expenses:
     Purchases of Varco
     International, Inc. Common
     Stock                         2,441,668    1,640,101      992,508

     Amounts refunded to Plan
     participants                      6,784       13,104        5,825
                                  ----------   ----------    ---------

Plan Equity at March 31           $      -0-   $      -0-    $     -0-
                                  ==========   ==========    =========

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

THE VARCO 1980 EMPLOYEE STOCK PURCHASE PLAN

March 31, 1999

NOTE A-- SIGNIFICANT ACCOUNTING POLICIES
     AND PLAN DESCRIPTION

The accompanying financial statements have been prepared on the accrual basis of accounting. Asset valuations are stated at cost which is equivalent to fair value.

The Varco 1980 Employee Stock Purchase Plan (the "Plan") was adopted by the Company's Board of Directors in December 1979, and became effective on April 1, 1980. The Plan permits eligible employees to make regular and systematic purchases of Common Stock of the Company through payroll deductions. Substantially all regular full-time employees are eligible to participate in the Plan. Voluntary employee contributions are deducted from the employee compensation each payday and paid into the Plan for the employee's account.

All funds received or held by the Company under the Plan are included in the general funds of the Company. The Company issues stock certificates to each participant to the extent that the balance in the participant's account at the end of the Plan period is sufficient to purchase whole shares of the Company's stock. The Plan provides for two six-month purchase periods per year in lieu of a twelve-month purchase period. The first purchase period commences on April 1 and ends on September 30. The second period begins on October 1 and ends on March 31. The purchase price per share to be paid by each participant is 85% of the fair market value of the Company's Common Stock on the first or last day of a purchase period, whichever amount is lower. Any Participant may terminate contributions and withdraw from the Plan at any time.

General and administrative expenses for the Plan are paid for by the Company.

In February 1995, the Plan was amended by the Board of Directors, and subsequently ratified by the shareholders in May 1995, to increase the number of shares subject to the Plan from 1,000,000 to 2,000,000, and to extend the term of the Plan from fifteen to twenty-five years following its effective date unless it is sooner terminated by resolution adopted by the Company's Board of Directors.

A two-for-one stock split of the Company's Common Stock occurred on November 20, 1997. The number and price of shares have been adjusted on a retroactive basis in the related notes to reflect this split.

NOTE B--PURCHASE OF COMMON STOCK

For the fiscal year ended March 31, 1999, the Company issued 160,297 shares of its Common Stock to 1,017 participants at a price of $7.1188 a share for the Plan's first purchase period (April 1, 1998 through September 30, 1998). For the Plan's second period (October 1, 1998 through March 31, 1999), the Company issued 185,461 shares of its Common Stock to 1,167 participants at a price of $7.0125 a share.

For the fiscal year ended March 31, 1998, the Company issued 67,540 shares of its Common Stock to 690 participants at a price of $10.625 a share for the Plan's first purchase period. For the Plan's second period, the Company issued 43,088 shares of its Common Stock to 874 participants at a price of $21.4094 a share.

For the fiscal year ended March 31, 1997, the Company issued 89,586 shares of its Common Stock to 468 participants at a price of $5.3125 a share for the Plan's first purchase period. For the Plan's second period, the Company issued 68,964 shares of its Common Stock to 511 participants at a price of $7.4906 a share.

Amounts remaining in participant's accounts after issuance of shares, which were insufficient to purchase whole shares of the Company's Common Stock, were refunded to such participants.

NOTE C--FEDERAL INCOME TAXES

The Plan qualifies as an Employee Stock Purchase Plan under Section 423 of the Internal Revenue Code of 1986. Accordingly, transfers of shares under this Plan are not intended to result in taxable income to employees.

NOTE D--YEAR 2000 COMPLIANCE

The Company has determined that it will be necessary to take certain steps in order to ensure the Plan's information systems are prepared to handle Year 2000
dates.   The Company is taking a two-phase approach.  In the first phase, the
Company is addressing the internal systems that must be modified or upgraded to function properly. The Company is currently in the remediation phase of modifying and upgrading all affected systems and expects to complete this phase
by the end of the third quarter of 1999.   Costs associated with modifying
software and equipment are not estimated to be significant and will be paid by the Company.

For the second phase of the project, the Company has requested written confirmations from its third party service providers of their Year 2000
compliance.   The replies received indicate that Year 2000 compliance will be
achieved.   However, there can be no assurance that the third party service providers will resolve all their Year 2000 compliance issues in a timely manner. If the modifications of the internal systems of either the Company or its service providers are not completed timely, the Year 2000 problem could have a
material impact on the operations of the Plan.   The Company has not developed a
contingency plan because it is confident that all systems will be Year 2000 compliant.